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Tanzanian Gold Announces Doubling Of Resources In Measured + Indicated Categories And Highlights Upside In Exploration Targets

 on its Buckreef Gold Project

FOR IMMEDIATE RELEASE

March 17, 2020

TORONTO, March 17, 2020, (GLOBE NEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce that it has received an update of the Estimated Mineral Resources in the Buckreef Shear Zone from Virimai Projects, its independent technical advisor. This update incorporates the results from the 2019 drilling campaign, the largest drill campaign in the Company’s history.

NI 43-101 Estimated Mineral Resource For Buckreef Sheer Zone (cut-off grade 0.4 g/t Au)

MEASURED			INDICATED			INFERRED			MEASURED + INDICATED
Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces	Tonnes	Au (g/t)	Ounces
35,871,600	1.74	2,010,780	10,010,350	1.03	331,870	9,926,300	0.63	39,190	45,881,950	1.59	2,342,650

Notes and Key Assumptions:

Mineral Resources inclusive of Mineral Reserves (no Mineral Reserves reported in this update)

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 3m to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: March 16, 2020

In order to appreciate the significance of these new results, at a cut-off of 0.5g/t, the updated Mineral Resource for the Buckreef Sheer Zone (Measured + Indicated) comes up to 40.90 million tonnes grading @ 1.73g/t that contain 2,270,700 ounces. At the same cut-off grade, the last published Measured + Indicated Resource for the Buckreef Sheer Zone (at a cut-off grade of 0.50 g/t Au) amounted to 21.99 million tonnes grading @ 1.54 g/t Au that contained 1,085,465 ounces of gold. This is more than doubles the estimated Mineral Resource in the Measured + Indicated categories for the Buckreef Shear Zone.

In accordance with Part 2 of the NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), set out below are the potential exploration targets at The Buckreef Sheer Zone (the “Exploration Targets”).

Exploration Targets At Buckreef Sheer Zone

	Tonnage Range		Grade Range		Ounces Range
Target Area	Tonnes	Tonnes	Au (g/t)	Au (g/t)	Ounces	Ounces
Northeast Extension	4,000,000	6,000,000	1.40	2.50	180,047	482,269
Main Zone	25,000,000	35,000,000	1.30	1.50	1,044,915	1,687,940

In should be noted that the potential quantity and grade of these Exploration Targets is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource as per the NI 43-101 reporting standards. The Exploration Targets include 5 isolated drill holes and assume projections of mineralized structures to deep levels as well as an extension of the Northeast Zone, and are based a continuation of favourable geological conditions that host mineralized structures which have been encountered in shallower drilling of Phase II to deep levels below the limits of the current wireframes used in the estimation of the new resources described herein.  The Exploration Targets assume that the extension of the Northeast Zone along strike will be confirmed by additional drilling.

The Phase III drilling program is currently underway to further test the continuity of these mineralized structures. Current information from drill holes show high grade intersections including drill-hole BMRCD298 with an intercept average 2.45g/t from 650 to 681m down the hole (NE Extension) and drill-hole BMRCD309 with an intercept average 3.4g/t from 617 to 630m down the hole (Main North) as reported in a recent press release dated February 26, 2020 announcing the results from the first hole in the Phase III campaign.

A Technical Report prepared pursuant to the requirements of NI 43-101 will be released by the Company within 45 days as part of the continuation of the results reported in the Pre-Feasibility Report published in June 2018. This Technical Report will provide greater details in respect of the Company’s disclosure herein, and investors are encouraged to review the Technical Report, when available under the Company’s profile at www.sedar.com.

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD)

and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza (the “Laboratory”). Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program includes duplication to the samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

The Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Mr.  Wenceslaus Kutekwatekwa BSc (Hons) Mining Eng. MBA, FSAIMM, FIoDZ, MAMMZ, MPMIZ the Qualified Person for Virimai Projects has read and approved the contents of this press release and does hereby confirm that he and Virimai Projects are actively engaged as the Qualified Person undertaking the NI 43-101 Mineral Resource Update Technical Report.

“Although the doubling of the gold resources categorized in accordance with the requirements of 43-101 is most satisfying, the interim results we have released today are pointing us in the direction of further increases” stated Mr. James E. Sinclair, Executive Chairman, who went on to say that “We have already started the Phase III deep drilling campaign that the Company expects could move the exploration targets into the NI 43-101 categories”.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.